UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-16148

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Multi-Color Corporation

401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Multi-Color Corporation

4053 Clough Woods Dr.

Batavia, OH 45103

Multi-Color Corporation 401(k) Savings Plan

Financial Statements and Supplemental Information

As of December 31, 2013 and 2012 and for the year ended December 31, 2013

Report of Independent Registered Public Accounting Firm

Plan Administrator and Investment Committee of the Multi-Color Corporation 401(k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Multi-Color Corporation 401(k) Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Cincinnati, Ohio

July 10, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator of the

Multi-Color Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2012, and the related statement of changes in net assets available for benefits (not included herein) for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the net assets available for benefits of Multi-Color Corporation 401(k) Savings Plan as of December 31, 2012, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Cincinnati, Ohio

July 1, 2013

Multi-Color Corporation 401(k) Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013 and 2012

	2013	2012
ASSETS
Cash and cash equivalents	$1,000	$1,093
Notes receivable from participants	2,369,176	2,137,225
Investments, at fair value:
Multi-Color Corporation common stock	7,468,975	4,656,291
Money market fund	2,173,933	2,228,567
Common trust fund	2,850,408	3,370,880
Mutual funds	53,888,668	42,580,803

Total investments	66,381,984	52,836,541

TOTAL ASSETS	68,752,160	54,974,859

LIABILITIES
Excess contributions payable	(33,926)	(9,974)

Net assets available for benefits	$68,718,234	$54,964,885

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

Additions to net assets attributed to:
Contributions:
Employee contributions	$3,762,380
Employer contributions	1,387,496
Rollover contributions	510,442

Total contributions	5,660,318
Investment income:
Net appreciation in fair value of investments	10,643,390
Dividend income	2,305,888

Total investment income	12,949,278
Interest income on notes receivable from participants	84,686

Total additions	18,694,282

Deductions from net assets attributed to:
Benefits paid	4,761,406
Administrative expenses	179,527

Total deductions	4,940,933

Net increase	13,753,349

Net assets available for benefits:
Beginning of year	54,964,885

End of year	$68,718,234

The accompanying notes are an integral part of the financial statements.

Multi-Color Corporation 401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE A – DESCRIPTION OF PLAN

Multi-Color Corporation 401(k) Savings Plan (the Plan) is a defined contribution profit sharing plan. The following summary of the Plan is provided for informational purposes only, and reference should be made to the Plan document for a more complete description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

1.	General – The Plan became effective on April 1, 1994 and covers substantially all U.S. based employees of Multi-Color Corporation (the “Company” or the “Plan administrator”). The Plan allows participating employees to make voluntary contributions on a before tax basis (voluntary contributions) subject to limitations under the Plan and the Internal Revenue Code (IRC), as amended. Participants may also make rollover contributions from other qualified defined benefit or contribution plans. The Plan also provides for a discretionary employer matching contribution (matching contribution) that is currently one-half the voluntary contribution, up to 6% of such voluntary contributions for all participating employees. At the discretion of the Company, certain union employees at the Norway, Michigan plant will receive an additional year end contribution equal to 3% of their eligible earnings. The Company may also make additional discretionary contributions to the Plan (discretionary contributions), of which there were none in 2013 and 2012.

Employees are eligible to participate in the Plan after completing one month of service. Upon becoming eligible to participate in the plan, employees are automatically enrolled at a 3% participation rate. Employees may elect a different percentage or waive participation in the plan either before the first contributions are withheld or at any time thereafter. The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election. The default investment option is the Janus Balanced Class T Fund.

2.	Participant Accounts – Each participant’s account is credited with the participant’s voluntary contribution, the Company’s matching and discretionary contributions (if any), allocations of participants’ forfeitures, and Plan earnings. Also, each participant’s account is charged with withdrawals, as applicable, and Plan losses and administrative expenses. Plan earnings are allocated based on account balances; matching contributions are based on voluntary contributions; and discretionary contributions (if any) are allocated based on compensation. The benefit to which a participant is entitled is the benefit that can be provided from that participant’s vested account.

3.	Vesting – Participants are fully vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of the account is based on a graduated scale that allows for full vesting after four years of service in accordance with the following schedule:

Years of Service	Vesting Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

4.	Notes Receivable from Participants – Participants may borrow funds from the vested portion of their account. The maximum note amount available to an eligible participant is the lesser of 50% of the vested account balance or $50,000; however, the total amount borrowed at any time from the participant’s account is subject to stipulated limitations. Participant notes bear interest at the market rate as determined by the Plan administrator.

5.	Payment of Benefits – Participants become eligible for benefit payments upon retirement, termination, disability or death. Upon separation of service from the Company, a participant’s benefits become payable immediately for participants with account balances $1,000 or less. Benefits to participants with account balances greater than $1,000 are payable upon participant election.

6.	Expenses of the Plan – The Company provides certain administrative services at no cost to the Plan. If not paid by the Company, other administrative and investment expenses are paid by the Plan.

7.	Forfeitures – Forfeitures first are used to restore participants’ forfeitures, second are used to offset plan expenses, third are used to reduce the employer’s matching contribution and fourth are allocated to all participants eligible to share in the allocations in the same proportion that each participant’s elective deferrals for the year bear to the elective deferrals of all participants for such year. Forfeitures can be allocated as of any valuation date during the Plan year in which the former participant receives full payment of his or her vested benefit. Forfeitures to be allocated at December 31, 2013 and 2012 were approximately $9,000 and $110,000, respectively. For the year ended December 31, 2013, total forfeitures used to reduce the employer’s matching contribution were approximately $164,000 and approximately $7,000 was used to satisfy plan administration expenses.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

2.	Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3.	Investment Valuations and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between market participants at the measurement date. See Note G for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

4.	Payment of Benefits

Benefits are recorded when paid.

5.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Interest is charged at the market rate as determined by the Plan administrator and ranges from 4.00% to 6.00% on participant loans outstanding as of December 31, 2013. The term of participant loans cannot exceed five years, other than for loans taken for purchase of a primary residence.

6.	Fully Benefit-Responsive Investment Contracts Held in Common Trust

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by the PNC Investment Contract Fund, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan invests in investment contracts through the PNC Investment Contract Fund. Contract value for this common trust is based on the net asset value of the fund as reported by the investment advisor. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common trust, as well as the adjustment of the investment in the common trust from fair value to contract value relating to investment contracts. As of December 31, 2013 and 2012, contract value approximated fair value and no adjustment was necessary. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis for the common trust fund.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are typically reviewed and reset on a monthly or quarterly basis according to each contract.

Certain events limit the ability of the Plan to transact at contract value with the PNC Investment Contract Fund. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) election by the employer to withdraw from a common trust fund in order to switch to a different investment provider, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Average yield:	2013
Based on actual earnings	1.70%
Based on interest rate credited to participants	1.41%

7.	Subsequent Events

The Plan evaluated subsequent events through the date the financial statements were issued and identified no material subsequent events had occurred through this date requiring revision or disclosure in the financial statements.

NOTE C – INVESTMENTS

Participants direct their account balances to be invested into one or more different investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Approximately 11% and 8% of the Plan’s total assets were in Multi-Color Corporation common stock at December 31, 2013 and 2012, respectively. The increase in the value of the Company’s common stock caused the value of the Plan’s net assets to increase by $2,710,525 during 2013.

The following investments are in excess of five percent of net assets available for benefits as of December 31:

	2013	2012
American Century Heritage Fund (206,458 and 177,405 units, respectively)	$5,260,539	$3,954,364
BlackRock Index Equity Fund (143,375 units)	—	3,899,800
BlackRock S&P 500 Stock Fund (23,024 units)	5,110,666	—
Janus Balanced Class T Fund (216,062 and 187,411 units, respectively)	6,477,531	4,915,780
PIMCO Total Return Fund (359,452 and 380,277 units, respectively)	3,842,547	4,274,315
PNC Investment Contract Fund (985,234 units)	***	3,370,880
Multi-Color Corporation Common Stock (197,906 and 194,093 units, respectively)	7,468,975	4,656,291
T. Rowe Price 2030 Retirement Fund (159,095 units)	3,570,100	***
Wells Fargo Advantage Large Cap Growth Fund (138,675 and 133,184 units, respectively)	6,157,183	4,537,577

*** Investment represents less than 5% of net assets at the respective date.

The Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

2013
Mutual Funds	$7,932,865
Common Stock	2,710,525

Total	$10,643,390

NOTE D – PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

NOTE E – TAX STATUS

Effective January 1, 1999, the Company amended the Plan by adopting the PNC Bank Prototype Plan. The Prototype Plan obtained an opinion letter dated March 31, 2008 in which the Internal Revenue Service (IRS) stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the opinion letter, however, the Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE F – PARTIES-IN-INTEREST

Certain Plan investments held during the years ended December 31, 2013 and 2012 include shares of the Company’s common stock, money market fund and shares of mutual funds managed by the trustee, or an affiliate there of, and therefore, these transactions qualify as party-in-interest transactions. The trustee and recordkeeper for the Plan is a qualified financial institution. The Plan paid the trustee $179,527 in administrative expenses, including trustee fees, during the year ended December 31, 2013. The Plan did not pay any fees in 2013 for investment management services.

NOTE G – FAIR VALUE MEASUREMENTS

The Plan defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. To increase consistency and comparability in fair value measurements, the Plan uses a fair value estimating three-level hierarchy that prioritizes the use of observable inputs. The three levels are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities

•	Level 2 – Observable inputs other than quoted market prices included within Level 1 in active markets for identical assets and liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 – Unobservable inputs, developed using the company’s estimates and assumptions

The determination of where an asset or liability falls in the hierarchy requires significant judgment. Assets measured at fair value for the Plan are as follows:

Common stock/mutual fund/money market fund – Valued at the closing price reported on the active market on which the security is traded.

Common trust fund – Valued at net asset value (NAV) based on the fair value of the fund’s underlying investments using information reported by the investment advisor.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Investments measured at fair value at December 31, 2013 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2013 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2013
Participant-Directed Investments:
Mutual funds:
Income funds	$5,742,100	$—	$—	$5,742,100
Growth & income funds	20,561,533	—	—	20,561,533
Growth funds	20,041,568	—	—	20,041,568
Aggressive growth funds	7,543,467	—	—	7,543,467
Multi-Color Corporation common stock	7,468,975	—	—	7,468,975
BlackRock money market fund	2,173,933	—	—	2,173,933
PNC Investment Contract Fund	—	2,850,408	—	2,850,408

Total investments	$63,531,576	$2,850,408	$—	$66,381,984

Investments measured at fair value at December 31, 2012 are categorized as follows:

	Fair Value Measured and Recorded at December 31, 2012 Using:			Total Fair Value as of December 31,
	Level 1	Level 2	Level 3	2012
Participant-Directed Investments:
Mutual funds:
Income funds	$6,148,184	$—	$—	$6,148,184
Growth & income funds	15,842,095	—	—	15,842,095
Growth funds	13,228,413	—	—	13,228,413
Aggressive growth funds	7,362,111	—	—	7,362,111
Multi-Color Corporation common stock	4,656,291	—	—	4,656,291
BlackRock money market fund	2,228,567	—	—	2,228,567
PNC Investment Contract Fund	—	3,370,880	—	3,370,880

Total investments	$49,465,661	$3,370,880	$—	$52,836,541

As a practical expedient, the Plan measures the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the common trust fund (the PNC Investment Contract Fund) was determined based on NAV as of December 31, 2013 and 2012. The common trust allows for daily redemption and investments in the common trust fund do not have a holding period. There are no unfunded commitments for investments in the common trust fund. The common trust fund seeks to preserve principal investment while earning interest income.

Multi-Color Corporation 401(k) Savings Plan

EIN 31-1125853 Plan No. 001

Form 5500, Schedule H, Line 4i –

Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issuer, borrower,	rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value
	American EuroPacific Growth Fund	Mutual Fund	$1,245,134
	American Beacon Large Cap Value Fund	Mutual Fund	1,915,188
	American Century Heritage Fund	Mutual Fund	5,260,539
	American New Perspective Fund	Mutual Fund	2,441,654
	Baron Small Cap Fund	Mutual Fund	1,086,042
	BlackRock Money Market Fund	Money Market Fund	2,173,933
	BlackRock S&P 500 Stock Fund	Mutual Fund	5,110,666
	Dreyfus Bond Market Index Inv	Mutual Fund	507,446
	Dreyfus Midcap Index Fund	Mutual Fund	2,013,994
	Dreyfus Small Cap Index Fund	Mutual Fund	1,235,170
	Fidelity Advisor Strategic Income Fund	Mutual Fund	1,392,106
	Harbor International Fund	Mutual Fund	1,996,859
	Invesco Charter Fund	Mutual Fund	2,585,464
	Janus Balanced Class T Fund	Mutual Fund	6,477,531
*	Multi-Color Corporation Common Stock	Common Stock	7,468,975
	PIMCO Total Return Fund	Mutual Fund	3,842,547
*	PNC Investment Contract Fund	Common Trust Fund	2,850,408
	Royce Opportunity Fund	Mutual Fund	1,037,794
	T. Rowe Price 2010 Retirement Fund	Mutual Fund	441,323
	T. Rowe Price 2020 Retirement Fund	Mutual Fund	2,972,771
	T. Rowe Price 2030 Retirement Fund	Mutual Fund	3,570,100
	T. Rowe Price 2040 Retirement Fund	Mutual Fund	2,266,317
	T. Rowe Price 2050 Retirement Fund	Mutual Fund	332,840
	Wells Fargo Advantage Large Cap Growth Fund	Mutual Fund	6,157,183

	Total investments		66,381,984

*	Various participants	Notes Receivable (Interest rates ranging from 4.00% to 6.00%, maturing through 2041)	2,369,176

	Total		$68,751,160

*	Indicates party-in-interest as defined by ERISA

Historical cost information is not required in Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Multi-Color Corporation 401(k) Savings Plan By: Multi-Color Corporation as Plan Administrator

Date: July 10, 2014	By:	/s/ Sharon E. Birkett
Sharon E. Birkett Vice President Finance, Chief Financial and Accounting Officer, Secretary